INDEPENDENT ACCOUNTANTS' CONSENT

The Board of Directors
United National Bancorp:

We consent to incorporation by reference in the registration statement filed on Form S-8 of United National Bancorp pertaining to the 1997 Long-Term Incentive Stock Benefit Plan, the 1993 Stock Option Plan, and the 1993 Stock Option Plan for Outside Directors (formerly plans of Raritan Bancorp Inc.), of our report dated March 31, 1999, relating to the combined consolidated balance sheets of United National Bancorp and subsidiaries as of December 31, 1998 and 1997 and the related combined consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998, which report is included in the December 31, 1998 Annual Report on Form 10-K of United National Bancorp.


                                                 KPMG LLP


Short Hills, New Jersey
May 10, 1999